UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2018 Q1 Trading Update (Unaudited)

4th May 2018	Pearson, the world's learning company, is today providing an update on Q1 trading.
Highlights
Operating performance on track
   Total underlying revenues are up 1%, with growth in North America and Core partially offset by a decline in our Growth segment due to the phasing of sales in our South African school courseware business.
●        US higher education courseware revenues grew slightly as lower gross sales were offset by lower returns from the channel. The underlying market pressures in this business continue to impact gross sales as expected. Our guidance for 2018 therefore remains unchanged: we expect net sales in US higher education courseware to be flat to down mid-single digit percent.
●        The cost efficiency programme that we presented in August 2017 is on track to deliver £300m1 of annualised cost savings by 2020, with cumulative savings by the end of 2018 of £95m.
●        Net debt at the end of the first quarter was down significantly year on year at £0.6bn (2017: £1.1bn). Net debt was higher than December 31st 2017 following the typical seasonal pattern of cash outflow and the completion of our share buyback, partially offset by proceeds received from the disposal of Wall Street English. We continue to expect year end net debt to be in line with 2017.
●        We maintain our guidance range for 2018 with operating profit of £520m to £560m, adjusted earnings per share of 49p to 53p and cash conversion in excess of 90%. This is based on our portfolio at 31st December 2017, a net interest charge of £45m, a tax rate of approximately 20%, and exchange rates on 31 December 2017.
●        Q1 is our smallest quarter. Pearson's sales and operating profit are always weighted towards the second half of the calendar year.
●        Our US K-12 courseware business remains classified as held-for-sale with negotiations on the disposal progressing.

John Fallon, Chief Executive said:
"We have made a good start to 2018, performing in line with our expectations. We continue to make good progress against our strategic priorities including our digital transformation and we expect to grow underlying profit in 2018."

Financial summary
Underlying growth
Sales
North America	3%
Core	6%
Growth	(12)%
Total	1%

Notes
Throughout this announcement: growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements, portfolio changes and the impact of adopting IFRS 15 in 2018. The latter impact is not material.

1 Based on December 2016 exchange rates. A significant part of costs and savings from the restructuring programme are US Dollar denominated and in other non-Sterling currencies and are therefore subject to exchange rate movements over the implementation timeframe.

Q1 Trading
In North America, revenues grew 3% in underlying terms with slight growth in US higher education courseware, due to lower returns from the channel, and good growth in Online Program Management (OPM), student assessment, Professional Certification and Connections Virtual Schools, partially offset by expected declines in Learning Studio, a learning management system that is being retired.

In our Core segment (which includes the UK, Australia and Italy), revenues grew 6% in underlying terms, partly helped by phasing, but with good growth in Pearson Test of English and in OPM, where we have recently announced an additional partnership with the University of Sussex to launch a programme of postgraduate online degrees from September 2018.

In our Growth segment (which includes Brazil, China, India and South Africa) revenues were down 12% as good growth in China and in our Wizard English language schools in Brazil were offset by a decline in South Africa school courseware, against the prior year Q1, which benefited from an unusually large order. Excluding South African school courseware, our Growth segment revenues rose 1% in underlying terms in the first quarter.

At Penguin Random House, trading is in line with our expectations.

We will hold a conference call at 8.30am today Friday, 4th May to discuss our first quarter results. A replay will be available soon after on our website www.pearson.com. Our AGM will begin today at 12 noon at IET London, 2 Savoy Place, London WC2R 0BL.

Contacts

Investor Relations	Jo Russell, Tom Waldron, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner	+44 (0) 207 010 2310
Webcast details URL for international dial in numbers
Analyst and investor conference call details:United Kingdom Toll-Free: 08003589473
United Kingdom Toll: +44 3333000804
PIN: 11854697#
http://events.arkadin.com/ev/docs/NE_W2_TF_Events_International_Access_List.pdf

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 04 May 2018
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary